EXHIBIT 4.3

                            SHARE PURCHASE AGREEMENT

     This SHARE PURCHASE AGREEMENT (this "Agreement") is made and entered into as of December 14, 2003, by and among B.O.S Better Online Solutions Ltd., an Israeli company (the "Company"), and the other parties listed on SCHEDULE 1 hereto (each an "Investor" and collectively, the "Investors").

     WHEREAS, subject to the terms and conditions herein, the Investors desire to acquire from the Company, and the Company desires to issue to the Investors Ordinary Shares of the Company, par value NIS 4.00 each (each, a "Share" and collectively, the "Shares", and when referred to the shares to be purchased by each Investor, such number of shares as set forth opposite such Investor's name in the column labeled "No. of Shares" on SCHEDULE 1 hereto) for the amounts set forth in SCHEDULE 1 hereto.

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investors hereby agree as follows:

     1. PURCHASE AND SALE OF SHARES.

          1.1 Subject to the satisfaction of the terms and conditions described in this Agreement, at the Closing (as defined below) the Company agrees to sell to each Investor, and each Investor severally agrees to purchase from the Company, such number of Shares, against such amount, as is set forth opposite such Investor's name in the columns labeled "No. of Shares" and "Purchase Amount", respectively, on SCHEDULE 1 hereto.

     2. CLOSING. The execution and delivery of this Agreement shall occur upon delivery by facsimile of executed signature pages of this Agreement and all other documents, instruments and writings required to be delivered pursuant to this Agreement to Amit, Pollak, Matalon & Co., NYP Tower, 17 Yitzhak Sadeh St., Tel-Aviv 67775 Israel attn: Yonatan Altman, Adv., Fax: (972) 3 561-3620. The closing of the purchase and sale of the Shares will take place eight (8) days after the date hereof (or, if such date is not a business day, on the next business day thereafter), on which date the conditions for Closing set forth in Sections 6 and 7 herein shall be satisfied in full or waived by the appropriate party thereunder, or at such different date as may be mutually acceptable to the Investors and the Company (the "Closing"). At the Closing, each Investor shall deliver to the Company payment in full for the Shares to be purchased by such Investor in the amount set forth opposite such Investor's name in the column labeled "No. of Shares" on SCHEDULE 1, via wire transfer of immediately available funds or bank or cashier's check. At the Closing, the Company will deliver to an Investor representative in Israel, designated for this purpose by each Investor in writing, a duly executed share certificate reflecting such number of shares set forth opposite such Investor's name in column labeled "No. of Shares".

     3. USE OF PROCEEDS. The Company shall use the proceeds from the transactions contemplated hereby to enhance the general working capital of the Company, to finance potential acquisitions or as otherwise decided by the Company's Board of Directors.

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     4. REPRESENTATIONS AND WARRANTIES BY THE COMPANY. The Company hereby represents and warrants to each Investor that:

          4.1 CORPORATE ORGANIZATION. The Company is a corporation duly organized and validly existing under the laws of Israel, and has the corporate power to own its property and to carry on its business as now being conducted. The Company's shares are traded on the Nasdaq National Market and on the Tel-Aviv Stock Exchange and as such it is subject to both US and Israeli Securities Laws.

          4.2 DUE AUTHORIZATION AND VALID ISSUANCE. The Company has the corporate power to enter into this Agreement and the Registration Rights Agreement (as defined below) (collectively, the "Transaction Documents"). The Transaction Documents have been, or will have been, at the time of their respective execution and delivery, duly executed and delivered by a duly authorized officer of the Company. Prior to the Closing of this Agreement, the Company shall have acted to complete all corporate action necessary on its part for the issuance, sale and delivery of the Shares. The Shares being purchased by the Investors hereunder will, upon issuance and payment therefore pursuant to the terms hereof, be duly authorized, validly issued, fully-paid and nonassessable.

          4.3 BINDING AGREEMENT. The Transaction Documents constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, except as (i) such enforceability may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or similar laws relating to or affecting the rights of creditors and contracting parties generally, (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought, and (iii) rights to indemnity and contribution may be limited by Israeli or U.S. state or federal securities laws applicable to the Company or by the public policy underlying such laws.

          4.4 NON-CONTRAVENTION. Neither the execution and delivery of the Transaction Documents, nor the consummation of the transactions or the performance of the obligations contemplated hereby and thereby will result in any violation or breach of Company's articles of association, by-laws, board resolutions or shareholders resolutions.

          4.5 NO CONSENT. To the Company's best knowledge, and in reliance on the representations of the Investors given in Section 5 hereof, except for reporting obligations and approvals required under applicable security laws and market regulations in Israel and the United States and for approvals by the Office of the Chief Scientist and the Investment Center of the Ministry of Industry, Trade and Labor (if required), no consent of any governmental body or third party is required to be made or obtained by the Company in connection with the execution and delivery of the Transaction Documents by the Company or the consummation by the Company of the transactions or the performance of the obligations contemplated hereby and thereby by the Company.


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          4.6 CAPITALIZATION. The authorized share capital of the Company consists as of the date hereof: 8,750,000 Ordinary Shares, par value NIS
     4.00 per share, of which, as of September 30, 2003, 3,810,366 Ordinary Shares are issued and outstanding, 515,272 Ordinary shares are reserved for issuance upon the exercise of warrants and of employee, director and consultant options already granted by the Company and further 421,924 Ordinary Shares are reserved for issuance under the Company's 2003 Israeli Share Option Plan, upon the exercise of options to be granted thereunder. Any change in the above capitalization between the date hereof and the date of the Closing shall not constitute a default under this Agreement, provided, however, that such change is the result of the conversion or exercise of convertible securities, options or warrants of the Company.

          4.7 FINANCIAL STATEMENTS.

               (a) The audited consolidated financial statements of the Company as of December 31, 2002 and the related notes thereto, as filed by the Company with the Securities and Exchange Commission under Form 20-F for the year ending December 31, 2002, and the Consolidated Balance Sheets and Consolidated Statements of Operations of the Company as of September 30, 2003, as published by the Company on November 17, 2003, are true, correct and complete in all material respects and fairly present the financial position of the Company as of their respective dates, and have been prepared in accordance with the books and records of the Company as at the applicable dates and for the applicable periods. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods therein specified, except as may be disclosed in the notes to such financial statements, or as may be permitted by the Securities and Exchange Commission and except as disclosed in the filings the Company made in connection with such statements, if any.

               (b) Other than as reported in the Company's current reports, since September 30, 2003, there has not been any event or material adverse change in the financial conditions of the Company as reflected in the financial statements which, individually or collectively with other events or changes, could have a material adverse effect on the Company.

          4.8 LEGAL PROCEEDINGS. Except as disclosed in the Company's public filings, there is no material legal or governmental proceeding pending or, to the knowledge of the Company, threatened to which the Company is or may be a party.

          4.9 INTELLECTUAL PROPERTY. The Company, either directly or through its subsidiaries, owns or possesses sufficient rights to use all material patents, patent rights, trademarks, copyrights, licenses, inventions, trade secrets, trade names and know-how (collectively, "Intellectual Property") described or referred to in the Company's public filings as owned or possessed by it, except where the failure to currently own or possess would not have a material adverse effect on the Company, (ii) to the knowledge of the Company, the Company is not infringing, nor has it received any notice of, any asserted infringement of, any rights of a third party with respect to any Intellectual Property that, individually or in the aggregate, would have a material adverse effect on the Company.

          4.10 COMPLIANCE WITH LAW. To the knowledge of the Company, the business of the Company is conducted in accordance with applicable laws, except to extent that, individually or in the aggregate, would not cause a material adverse effect on the Company.


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          4.11 DISCLOSURE. The representations and warranties of the Company contained in this Section 4 as of the date hereof and as of the Closing, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements herein, in light of the circumstances under which they are made, not misleading.

     5. REPRESENTATIONS OF THE INVESTORS. Each of the Investors severally represents to the Company that:

          5.1 ENFORCEABILITY. If such Investor is a corporation, partnership, limited liability company, trust or other entity, (i) it is authorized and qualified and has full right and power to become an investor in the Company, is authorized to purchase the Shares and to perform its obligations pursuant to the provisions hereof, (ii) the person signing the Transaction Documents to which such Investor is a party and any other instrument executed and delivered therewith on behalf of such Investor has been duly authorized by such entity and has full power and authority to do so, and (iii) such Investor has not been formed for the specific purpose of acquiring an interest in the Company.

          5.2 RESTRICTIONS ON TRANSFERABILITY AND HEDGING.

               5.2.1 Such Investor understands that (i) the Shares have not yet been registered under the Securities Act of 1933, or under the laws of any other jurisdiction; (ii) such Shares cannot be sold, transferred or otherwise disposed of unless they are subsequently registered under the Securities Act and, where required, under the laws of other jurisdictions or unless an exemption from registration is then available; (iii) there is now no registration statement on file with the Securities and Exchange Commission with respect to the Shares to be purchased by the Investor.

               5.2.2 Such Investor acknowledges and agrees that the certificates representing the Shares shall bear restrictive legends as counsel to the Company may determine are necessary or appropriate, including without limitation, legends under applicable securities laws similar to the following:

               "The shares represented by this certificate have not been registered under the Securities Act of 1933. The shares have been acquired for investment and may not be sold, transferred, assigned or otherwise disposed of in the absence of an effective registration statement with respect to the shares evidenced by this certificate, filed and made effective under the Securities Act of 1933, or an opinion of the Company's counsel that registration under such Act is not required."

               5.2.3 The Company will not register any transfer of Shares not made pursuant to registration under the Securities Act, or pursuant to an available exemption from registration.

               5.2.4 Such Investor agrees not to engage in hedging transactions with regard to the Shares sold pursuant to the Transaction Documents.


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          5.3 OFFSHORE TRANSACTION. Such Investor is not a "U.S. Person", as
     such term is defined in Regulation S under the Securities Act of 1933, its principal address is outside the United States and it has no present intention of becoming a resident of (or moving its principal place of business to) the United States. Such Investor was located outside the United States at the time any offer to sell and any other action in connection with such offer and sale was made to such Investor and at the time that the buy order was originated by the Investor. The Shares are being acquired solely for such Investor's own account, and in no event and without derogating from the foregoing, for the account or the benefit of a U.S. person.

          5.4 INVESTMENT PURPOSES. The Shares are being acquired for investment purposes. The Shares are not being purchased with a view to, or for sale in connection with, any distribution or other disposition thereof. The Investor has no present plans to enter into any contract, undertaking, agreement or arrangement for any such resale, distribution or other disposition and it will not divide its interest in the Company's Shares with others, resell or otherwise distribute the Shares in violation of federal or state US Securities laws or the Israeli Securities Law.

          5.5 INFORMATION AND ADVICE.

               5.5.1 Such Investor has carefully reviewed and understands the risks of a purchase of the Shares. In connection with such Investor's investment in the Company, it has obtained the advice of its own investment advisors, counsel and accountants (the "Advisors"). Such Investor and its Advisors have reviewed the Company's public filings and have been furnished with all materials relating to the Company or the offering of the Shares (the "Offering") that they have requested. Such Investor and its Advisors have been afforded the opportunity to ask questions of the Company concerning the financial and other affairs of the Company and the conditions of the Offering and to obtain any additional information necessary to verify the accuracy of any representations or information set forth with respect to the Shares.

               5.5.2 The Company has answered all reasonable inquiries that such Investor and its Advisors have made concerning the Company or any other matters relating to the creation and operations of the Company and the terms and conditions of the Offering.

          5.6 SOPHISTICATION AND RISK.

               5.6.1 It has such knowledge and experience in financial and business matters, that it is capable of evaluating, and has evaluated, the merits and risks of the Offering. By reason of its business or financial experience, it has the capacity to protect its interests in connection with an investment in the Company.

               5.6.2 It understands that no Israeli or U.S. federal or state agency has passed upon the Shares or made any finding or determination as to the fairness of the transactions contemplated in the Transaction Documents.

               5.6.3 It understands that the Shares are speculative investments which involve a high degree of risk, including the risk that such Investor might lose its entire amount invested in the Company.


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               5.6.4 It understands that any tax benefits that may be available to such Investor may be lost through adoption of new laws, amendments to existing laws or regulations, or changes in the interpretation of existing laws and regulations.

               5.6.5 It has the financial ability to bear the economic risk of its investment in the Company and has adequate net worth and means of providing for the Investor's current needs and contingencies to sustain a complete loss of the Investor's investment and has no need for liquidity in the Investor's investment in the Company.

               5.6.6 It is an "Accredited Investor," as such term is defined in Rule 501 of Regulation D under the Securities Act of 1933.

          5.7 NO SOLICITATION. At no time was such Investor presented with or solicited by any leaflet, public promotional meeting, newspaper or magazine article, radio or television advertisement or any other form of general advertising or general solicitation concerning the Offering.

          5.8 BROKER-DEALER. The Investor is not a broker-dealer, nor is it an affiliate of any broker-dealer.

          5.9 FURTHER INDEBTEDNESS. Such Investor acknowledges that no provision of the Transaction Documents executed and delivered by the Company in connection with this Agreement restricts, or shall be construed to restrict, in any way the ability of the Company to incur indebtedness or to issue share capital or other equity securities (or securities convertible into equity securities) of the Company or to grant liens on its property and assets.

          5.10 VOTING AND/OR INVESTMENT CONTROL OVER THE INVESTOR. Each Investor has made available to the Company a list of individuals who have or share voting and/or investment control over such Investor. The Investor shall update such list as reasonably requested by the Company to comply with request for such information from any regulatory body.

          5.11 INDEPENDENT INVESTMENT. No Investor has agreed to act with any other Investor for the purpose of acquiring, holding, voting or disposing of the Shares purchased hereunder, and each Investor is acting independently with respect to its investment in the Shares. Nothing contained herein or in any Transaction Document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors, or any of them, as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors, or any of them, are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents.

          5.12 NO CONTROL. Such Investor has a minority limited partnership interest in Catalyst Fund L.P. ("Catalyst") and pursuant to the Catalyst Partnership Agreement, it does not partake in any way, directly or indirectly, in the control over Catalyst. For the purpose of this section "control" shall include the ability to direct the activity of Catalyst, the holding of 25 percent or more of the partnership interest in Catalyst, the holding of any interest in the General Partner of Catalyst, the holding of a position in Catalyst's Investment Committee, Advisory Board or any other similar body.


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          5.13 HOLDINGS. SCHEDULE 1 attached hereto reflects the holdings of the
     Company's shares by each Investor and its affiliates as of the date hereof, and as of the Closing.

          5.14 AVAILABILITY OF EXEMPTIONS. The Investor understands that the Shares are being offered and sold in reliance on a transactional exemption or exemptions from the registration requirements of Israeli and U.S. Federal and state securities laws and the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of such Investor set forth herein in order to determine the applicability of such exemptions and the suitability of such Investor to acquire the Shares.

          5.15 DISCLOSURE. The representations and warranties of the Investor contained in this Section 5 as of the date hereof and as of the Closing, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated herein or necessary to make the statements herein, in light of the circumstances under which they are made, not misleading. Each Investor understands and confirms that the Company will rely on the foregoing representations in effecting the transaction contemplated in the Transaction Documents and other transactions in securities of the Company.

     6. CONDITIONS OF EACH INVESTOR'S OBLIGATION AT THE CLOSING. The obligation of each Investor to purchase its respective Shares is subject to the fulfillment or waiver by such Investor prior to or on the date of the Closing of the conditions set forth in this Section 6. In the event that any such condition is not satisfied to the satisfaction of an Investor, then such non-satisfied Investor shall not be obligated to proceed with the purchase of such securities.

          6.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company under this Agreement shall be true in all material respects as of the Closing, with the same effect as though made on and as of such date.

          6.2 COMPLIANCE WITH AGREEMENTS. The Company shall have performed and complied in all material respects with all agreements or conditions required by this Agreement to be performed and complied with by it prior to or as of the Closing.

          6.3 REGISTRATION RIGHTS AGREEMENT. As of the Closing, the Registration Rights Agreement in the form attached hereto as EXHIBIT A (the "Registration Rights Agreement") shall have been executed and delivered by the Company and each Investor.

          6.4 NO INJUNCTION. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement

          6.5 MINIMUM INVESTMENT. The aggregate Purchase Amount committed to by the Investors hereunder shall be no less than $1,000,000.


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     7. CONDITIONS OF THE COMPANY'S OBLIGATION AT THE CLOSING. The obligation of the Company to issue the Shares to the Investors at the Closing is subject to the fulfillment or waiver by the Company prior to or on the Closing of the conditions set forth in this Section 7. In the event that any such condition is not satisfied to the satisfaction of the Company, then the Company shall not be obligated to proceed with the sale of the securities under this Agreement.

          7.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of all Investors under this Agreement shall be true in all material respects as of the Closing, with the same effect as though made on and as of such date.

          7.2 COMPLIANCE WITH AGREEMENTS. All Investors shall have performed and complied in all respects with all agreements or conditions required by this Agreement to be performed and complied with by it prior to or as of the Closing.

          7.3 REGISTRATION RIGHTS AGREEMENT. As of the Closing, the Registration Rights Agreement shall have been executed and delivered by all of the Investors.

          7.4 NO INJUNCTION. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

          7.5 DELIVERY OF PURCHASE AMOUNT. Each of the Investors shall have delivered to the Company its respective Purchase Amount for the Shares at the Closing Date.

          7.6 GOVERNMENT APPROVALS. The Company shall have received all necessary approvals by the Office of the Chief Scientist and the Investment Center of the Ministry of Industry, Trade and Labor with respect to the transactions contemplated hereby. The Investors shall have executed the confirmations required by the Office of Chief Scientist for the grant of such approvals.

          7.7 NOTICES TO NASDAQ AND THE TASE. The Company shall have made all required filings of notices with Nasdaq and the Tel Aviv Stock Exchange. The Company shall use its best efforts to complete such filings.

          7.8 DESIGNATION OF INVESTORS' REPRESENTATIVES. Each Investor delivered to the Company a written notice designating such Investor's representative in Israel for the purpose of receipt of the shares certificate.

     8. CONFIDENTIALITY. Any information disclosed to each of the Investors or their respective counsel and consultants (collectively, the "Representatives"), which has not previously been made available to the general public by the Company, if any, shall be considered Confidential Information. Each Investor acknowledges the confidential nature of the Confidential Information it may have received, and agrees that the Confidential Information is the valuable property of the Company. Each Investor agrees that it and its Representatives shall not reproduce any of the Confidential Information without the prior written consent of the Company, nor shall they use any Confidential Information for any purpose except as permitted by and in the performance of this Agreement, or divulge all or any part of the Confidential Information to any third party. The confidentiality obligations undertaken by the Investors hereunder will remain in full force and effect regardless of the execution and consummation or termination of this Agreement.


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     9. MISCELLANEOUS.

          9.1 AMENDMENTS. This Agreement may be modified, supplemented or amended only by a written instrument executed by all of the parties.

          9.2 NOTICES. Any notice that is required or provided to be given under this Agreement shall be deemed to have been sufficiently given and received for all purposes, (i) when delivered in writing by hand, upon delivery;
     (ii) if sent via facsimile, upon transmission and electronic confirmation of receipt (and if transmitted and received on a non-business day, on the first business day following transmission and electronic confirmation of receipt), (iii) seven (7) business days (and fourteen (14) business days for international mail) after being sent by certified or registered mail, postage and charges prepaid, return receipt requested, or (iv) three (3) business days after being sent by internationally overnight delivery providing receipt of delivery, to the following addresses:


          if to the Company, B.O.S. Better On Line Solutions Ltd., Beit Rabin, 100 BOS Road, Teradyon Industrial Park, Misgav 20179, Israel attn: Mr. Nehemia Kaufman, CFO , facsimile: (972) 4 999-0334, with a copy to Amit, Pollak Matalon & Co., NYP Tower, 17 Yitzhak Sadeh St., Tel-Aviv 67775 Israel attn: Yonatan Altman, Adv. Fax: (972) 3 561-3620; or at any other address designated by the Company to the Investors in writing;

          if to an Investor, to its address listed on SCHEDULE 1 hereto or at any other address designated by the Investor to the Company in writing.

          9.3 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. Without limitation to
     Section 8 above, all representations and warranties contained herein or in any Transaction Document or in any other certificate delivered hereunder or thereunder shall survive after the execution and delivery of this Agreement or such certificate or document, as the case may be, for a period of 24 months from the date hereof. All covenants and agreements in any Transaction Documents shall survive in accordance with their terms. This Section shall survive the termination of this Agreement for any reason.

          9.4 DELAYS OR OMISSIONS; WAIVER. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party under this Agreement shall impair any such right, power or remedy of such party nor shall it be construed to be a waiver of any breach or default, or an acquiescence thereto, or of a similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party hereto of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

          9.5 OTHER REMEDIES. Any and all remedies herein expressly conferred upon a party shall be deemed cumulative with, and not exclusive of, any other remedy conferred hereby or by law on such party, and the exercise of any one remedy shall not preclude the exercise of any other.

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          9.6 ENTIRE AGREEMENT. This Agreement and the exhibits and schedules hereto, constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto and thereto.

          9.7 HEADINGS. All section headings herein are inserted for convenience only and shall not modify or affect the construction or interpretation of any provision of this Agreement.

          9.8 SEVERABILITY. Should any one or more of the provisions of this Agreement (including its exhibits and schedules) or of any agreement entered into pursuant to this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement and of each other agreement entered into pursuant to this Agreement, shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision, which will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

          9.9 ASSIGNMENT. This Agreement may not be assigned in whole or in part by any Investor without the prior written consent of the Company.

          9.10 GOVERNING LAW AND VENUE. This Agreement shall be construed in accordance with and governed by the internal laws of the State of Israel, without regard to conflict of laws provisions. Any dispute arising under or in relation to this Agreement shall be adjudicated in the competent court of Tel Aviv-Jaffa district only, and each of the parties hereby submits irrevocably to the exclusive jurisdiction of such court.

          9.11 COUNTERPARTS. This Agreement may be executed concurrently in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          9.12 FURTHER ACTIONS. At any time and from time to time, each party agrees, without further consideration, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

          9.13 INDEPENDENT NATURE OF INVESTORS' OBLIGATIONS AND RIGHTS. The obligations of each Investor under any Transaction Document are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Document.

                  (REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.)


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IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first set forth above.



   B.O.S. BETTER ON LINE SOLUTIONS LTD.

   By:____________________________

         Name: ___________________

         Title: __________________



   HILLSWOOD HOLDINGS LIMITED

   By:____________________________

         Name: ___________________

         Title: __________________


   VAMOS INC.

   By:____________________________

         Name: ___________________

         Title: __________________

                                   SCHEDULE 1

                                                        NO. OF          PRE-CLOSING HOLDINGS      POST-CLOSING HOLDINGS
                                        PURCHASE        SHARES          --------------------     -----------------------
INVESTOR'S NAME AND ADDRESS              AMOUNT        PURCHASED        Amount       Percent     Amount          Percent
---------------------------             --------        -------         ------       -------     -------         -------
HILLSWOOD HOLDINGS LIMITED              $750,000        267,857         42,262         1.1%      310,119          7.44%
PO Box 3136, Akara
Building, Suite 8,
Wickams Cay 1, Road
Town
Tortola, BVI

Address:
Hillswood Holdings Ltd.
c/o Credit Suisse Trust
Limited, Guernsey Office,
P.O. Box 122, Helvetia
Court, South Esplanade,
St. Peter Port, Guernsey,
GY1 4EE, Channel
Islands For the attention
of Frank Robinson
Fax. 44 1481 726 218


VAMOS INC.                               $250,00         89,286           ----        ----        89,286          2.14%
c/o GISE
37 G. Sisini Street
Athens 115 28
Greece
Tel: + 30 210 725 8686
Fax: + 30 210 725 8685

With a copy to:

Mr. Chandran Gnanakuru, Director
Curzon Associates Ltd.
5th Floor, 12 Berkeley Street
London W1J 8DT, United Kingdom
Tel: 44 (0) 20 7318 2901 (direct)
Fax: 44 (0) 20 7318 2949
Mobile: 44 (0) 7973 640043

Total                                 $1,000,000        357,143

                                    EXHIBIT A

                          REGISTRATION RIGHTS AGREEMENT

                          REGISTRATION RIGHTS AGREEMENT



     THIS REGISTRATION RIGHTS AGREEMENT (this "AGREEMENT") is made as of December 14, 2003, by and between B.O.S. Better Online Solutions Ltd., a company organized under the laws of Israel ("BOS" or the "COMPANY"), and the other parties listed on Schedule 1 hereto (each an "INVESTOR" and collectively, the "INVESTORS"). BOS and the Investors shall be referred to herein collectively as the "PARTIES".



                                   WITNESSETH



     WHEREAS, concurrently with the execution and delivery of this Agreement, the Parties are entering into a Share Purchase Agreement (the "PURCHASE AGREEMENT"), which provides that, upon the terms and conditions thereof, BOS will sell to the Investors Ordinary Shares of BOS as more fully provided therein (the "BOS SHARES"); and

     WHEREAS, BOS agrees to grant the Investors registration rights with respect to the BOS Shares under the terms and conditions set forth herein; and

     WHEREAS, BOS is party to certain Registration Rights Agreements (the "EXISTING REGISTRATION RIGHTS AGREEMENTS") with the shareholders listed therein (collectively, the "EXISTING SHAREHOLDERS") which require the consent of the holders of at least a majority of the then outstanding Registrable Securities (as defined therein) in order for BOS to enter into an agreement for the grant of registration rights senior to or in parity with the rights of such Existing Shareholders; and

     WHEREAS, BOS has not obtained such consent and consequently the registration rights granted hereunder shall be subordinate to the rights of the Existing Shareholders; and

     WHEREAS, the Parties wish to define the respective rights and obligations of the Parties in connection with the grant of registration rights contemplated hereby.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein set forth, the Parties hereby agree as follows:



1.   DEFINITIONS.

     As used in this Agreement the following terms shall have the following meanings:

     (a) "Closing" means the date that the Closing shall occur under the Purchase Agreement.

     (b) "Commission" means the Securities and Exchange Commission or any other Federal agency at the time administering the Securities Act.

     (c) "Exchange Act" means the Securities Exchange Act of 1934 or any successor Federal statute, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect from time to time.

     (d) "Existing Shareholders" means holders of the Company's Registrable Securities, that are entitled to registration rights pursuant to their respective Existing Registration Agreement.

     (e)  "Investors" means the persons identified on Schedule 1 hereto.

     (f) "Ordinary Shares" means the ordinary shares of the Company, par value NIS 4.00 each.

     (g) "Primary Shares" means at any time the authorized but unissued shares of Ordinary Shares held by the Company in its treasury.

     (h) "Purchase Agreement" means the Share Purchase Agreement between the Company and the Investors, to which this Agreement is attached as Exhibit A.

     (i) "Registrable Securities" means the Ordinary Shares defined as Registrable Securities under the Existing Registration Rights Agreements.

     (j) "Registrable Shares" means Ordinary Shares purchased by the Investors at the Closing (as such term is defined in the Purchase Agreement) as described on Schedule 1. As to any particular Registrable Shares, such Registrable Shares shall cease to be Registrable Shares when (i) they have been registered under the Securities Act, the registration statement in connection therewith has been declared effective and they have been disposed of pursuant to such effective registration statement, (ii) they are eligible to be sold or distributed without volume limitations pursuant to Rule 144(k), or (iii) they shall have ceased to be outstanding.

     (k) "Rule 144" means Rule 144 promulgated under the Securities Act or any successor rule thereto or any complementary rule thereto (such as Rule
          144A).

     (l) "Securities Act" means the Securities Act of 1933, as amended, or any successor Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

2.   INCIDENTAL REGISTRATION.

     2.1 If the Company at any time shall determine to prepare and file with the Commission a registration statement relating to an offering of its equity securities, for its own account or the account of others (except with respect to registration statements on Form F-4, Form S-8 or another form not available for registering the Registrable Shares for sale to the public), each such time it will give written notice to all holders of Registrable Shares of its intention so to do. The Company shall, upon the written request of any such holder, received by the Company within 20 days after the giving of any such notice by the Company, to register any of its Registrable Shares, use its best efforts to cause the Registrable Shares as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent requisite to permit the sale or other disposition by the holders of such Registrable Shares. Notwithstanding the above, Registrable Shares shall be included in such registration statement only to the extent that their inclusion will not limit the number of Registrable Securities sought to be included by the Existing Shareholders or reduce the offering price thereof.

     2.2 In the event that any registration pursuant to this Section 2, shall be, in whole or in part, an underwritten public offering, and the managing underwriter advises the Company that the inclusion of all Primary Shares, Registrable Shares, and/or Registrable Securities proposed to be included in such registration would interfere with the successful marketing (including pricing) of the offering, then the size of the offering shall be reduced accordingly and include first the Primary Shares and the Registrable Securities proposed to be registered (allocated subject to and in accordance with any rules of priority provided under the Existing Registration Agreements) and then the available number of Registrable Shares. Notwithstanding the foregoing provisions, the Company may withdraw any registration statement referred to in this Section 2 without thereby incurring any liability to the holders of the Registrable Shares.



3.   HOLDBACK AGREEMENT


     If the Company at any time shall register Primary Shares under the Securities Act for sale to the public pursuant to a firm commitment public offering, the Investors shall not sell publicly, make any short sale of, grant any option for the purchase of, or otherwise dispose publicly of, any Registrable Shares as required by any underwriter in connection with such registration, and without the prior written consent of the Company, for up to 90 days from the close of such offering.

4.   PREPARATION AND FILING.

     4.1 If and whenever the Company shall have filed a registration statement which includes Registrable Shares, the Company shall , as expeditiously as practicable:


          (a) use its best efforts to cause a registration statement that registers such Registrable Shares to become and remain effective for a period of 180 days or until all of such Registrable Shares have been disposed of (if earlier); it being understood that such registration statement may, in the Company's discretion, be on any form that the Company is eligible to use to register the resale of the Registrable Shares; it being further understood that before or following the effectiveness of a registration statement covering the Registrable Shares, the Company may change to another form of registration statement for which the Company is then eligible to register its securities, provided that at least one registration statement covering the Registrable Shares not yet sold remains effective during such 180 day period or until all of such Registrable Shares have been disposed of (if earlier). In addition, by or before the conclusion of such 180 day period, the Company may take such actions for any such registration statement covering Registrable Shares (or, in the Company's discretion, a registration statement on another form that the Company is eligible to use to register its securities) to remain effective for such additional time period as the Company shall decide in its sole discretion;


          (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement (or, in the Company's discretion, a registration statement on another form that the Company is eligible to use to register its securities) effective for a period of 180 days or until all of such Registrable Shares have been disposed of (if earlier) and to comply with the provisions of the Securities Act with respect to the sale or other disposition of such Registrable Shares, or such longer period as is determined by the Company pursuant to Section 4.1(a) hereof;

          (c) use its best efforts to register or qualify such Registrable Shares under such other securities or blue sky laws of such jurisdictions as the Investors reasonably request and do any and all other acts and things that may be reasonably necessary or advisable to enable the Investors to consummate the disposition in such jurisdictions of the Registrable Shares owned by the Investors; provided, however, that the Company will not be required to qualify generally to do business, subject itself to general taxation or consent to general service of process in any jurisdiction where it would not otherwise be required to do so but for this paragraph (c) or to provide any material undertaking or make any changes in its By-laws or Articles of Association which the Board of Directors determines to be contrary to the best interests of the Company or to modify any of its contractual relationships then existing;

          (d) furnish to the Investors holding such Registrable Shares such number of copies of a summary prospectus, if any, or other prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as such Investors may reasonably request in order to facilitate the public sale or other disposition of such Registrable Shares;


          (e) without limiting subsection (c) above, use its best efforts to cause such Registrable Shares to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the Investors holding such Registrable Shares to consummate the disposition of such Registrable Shares;


          (f) notify the Investors holding such Registrable Shares on a timely basis at any time when a prospectus relating to such Registrable Shares is required to be delivered under the Securities Act within the appropriate period mentioned in subparagraph (a) of this Section 4, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing and, at the request of an Investor, prepare and furnish to such Investor a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the offerees of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;


          (g) provide a transfer agent and registrar (which may be the same entity and which may be the Company) for such Registrable Shares;


          (h) issue to any underwriter to which the Investors may sell shares in such offering certificates evidencing such Registrable Shares;

          (i) list such Registrable Shares on the automated quotation system of the National Association of Securities Dealers, Inc. (the "NASD");


          (j) subject to all the other provisions of this Agreement, use its best efforts to take all other steps accessory to effect the registration of such Registrable Shares contemplated hereby.


     4.2 The Investors, upon receipt of any notice from the Company of any event of the kind described in Section 4.1(f) hereof, shall forthwith discontinue disposition of the Registrable Shares pursuant to the registration statement covering such Registrable Shares until the Investors' receipt of the copies of the supplemented or amended prospectus contemplated by Section 4.1(f) hereof, and, if so directed by the Company, the Investors shall deliver to the Company all copies then in the Investors' possession, of the prospectus covering such Registrable Shares at the time of receipt of such notice.


5.   EXPENSES

     All expenses (other than underwriting discounts and commissions relating to the Registrable Shares, as provided in the last sentence of this Section 5) incurred by the Company in complying with Section 4, including, without limitation, all registration and filing fees (including all expenses incident to filing with the NASD), fees and expenses of complying with securities and blue sky laws, printing expenses, and fees and expenses of the Company's legal counsel and accountants shall be borne by the Company; provided, however, that all underwriting discounts and selling commissions applicable to the Registrable Shares shall be borne by the holders selling such Registrable Shares in proportion to the number of Registrable Shares sold by each such shareholder.

6.   INDEMNIFICATION


     (a) In connection with any registration of any Registrable Shares under the Securities Act pursuant to this Agreement, the Company shall indemnify and hold harmless each Investor, each underwriter, broker or any other person acting on behalf of the holders of Registrable Shares against any losses, claims, damages or liabilities, joint or several (or actions in respect thereof), to which any of the foregoing persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or allegedly untrue statement of a material fact contained in the registration statement under which such Registrable Shares were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein or otherwise filed with the Commission, any amendment or supplement thereto or any document incident to registration or qualification of any Registrable Shares, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or, with respect to any prospectus, necessary to make the statements therein in light of the circumstances under which they were made not misleading, or any violation by the Company of the Securities Act or state securities or blue sky laws applicable to the Company and relating to action or inaction required of the Company in connection with such registration or qualification under such state securities or blue sky laws; and shall reimburse each Investor, such underwriter, such broker or such other person acting on behalf of the holders of Registrable Shares for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the with respect to any particular Investor, the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action (including any legal or other expenses incurred) arises out of or is based upon an untrue statement or allegedly untrue statement or omission or alleged omission made in said registration statement, preliminary prospectus, final prospectus, amendment supplement or document incident to registration or qualification of any Registrable Shares in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by such Investor or his counsel or underwriter specifically for use in the preparation thereof; provided further, however, that the foregoing indemnity agreement is subject to the condition that, insofar as it relates to any untrue statement, omission or alleged omission made in any preliminary prospectus but eliminated or remedied in the final prospectus (filed pursuant to Rule 424 of the Securities
          Act), such indemnity agreement shall not inure to the benefit of any Investor, underwriter, broker or other person acting on behalf of holders of the Registrable Shares from whom the person asserting any loss, claim, damage, liability or expense purchased the Registrable Shares which are the subject thereof, if a copy of such final prospectus had been made available to such person and such Investor, underwriter, broker or other person acting on behalf of holders of the Registrable Shares and such final prospectus was not delivered to such person with or prior to the written confirmation of the sale of such Registrable Shares to such person.

     (b) In connection with any registration of Registrable Shares under the Securities Act pursuant to this Agreement, each Investor shall, severally and not jointly, indemnify and hold harmless (in the same manner and to the same extent as set forth in the preceding paragraph of this Section 6) the Company, each director of the Company, each officer of the Company who shall sign such registration statement, each representative of the Company, including the Company's counsel, each underwriter, broker or other person acting on behalf of the holders of Registrable Shares and each person who controls any of the foregoing persons within the meaning of the Securities Act with respect to any statement or omission from such registration statement, any preliminary prospectus or final prospectus contained therein or otherwise filed with the Commission, any amendment or supplement thereto or any document incident to registration or qualification of any Registrable Shares, if such statement or omission was made in reliance upon and in conformity with written information furnished to the Company or such underwriter by such Investor specifically for use in connection with the preparation of such registration statement, preliminary prospectus, final prospectus, amendment, supplement or document.

     (c) Promptly after receipt by an indemnified party of notice of the commencement of any action involving a claim referred to in the preceding paragraphs of this Section 6, such indemnified party will, if a claim in respect thereof is made against an indemnifying party, give written notice to the latter of the commencement of such action. The failure of any indemnified party to notify an indemnifying party of any such action shall not (unless such failure shall have a material adverse effect on the indemnifying party) relieve the indemnified party on account of this Section 6. In case any such action is brought against an indemnified party, the indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be responsible for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof; provided, however, that if any indemnified party shall have reasonably concluded that there may be one or more legal or equitable defenses available to such indemnified party which are additional to or conflict with those available to the indemnifying party, or that such claim or litigation involves or could have an effect upon matters beyond the scope of the indemnity agreement provided in this Section 6, the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party (but shall have the right to participate therein with counsel of its choice) and such indemnifying party shall reimburse such indemnified party and any person controlling such indemnified party for that portion of the fees and expenses of any counsel retained by the indemnified party which is reasonably related to the matters covered by the indemnity agreement provided in this
          Section 6. If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it will not be obligated to pay the fees and expenses of more than one counsel with respect to such claim.

     (d) If the indemnification provided for in this Section 6 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, claim, damage, liability or action referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amounts paid or payable by such indemnified party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions which resulted in such loss, claim, damage, liability or action as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties agree that it would not be just and equitable if contribution pursuant hereto were determined by pro rata allocation or by any other method or allocation which does not take account of the equitable considerations referred to herein. No person guilty of fraudulent misrepresentation shall be entitled to contribution from any person.


7.   UNDERWRITING AGREEMENT


     No shareholder may participate in any underwritten registration hereunder unless such shareholder (a) agrees to register such shareholder's Ordinary Shares on the basis provided in any underwriting arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably and customarily required under the terms of such underwriting arrangements.


8.   INFORMATION BY HOLDER


     Each Investor shall furnish to the Company such written information regarding such Investor and the distribution proposed by the Investor as the Company may reasonably request in writing and as shall be reasonably required in connection with any registration, qualification or compliance referred to in this Agreement.


9.   EXCHANGE ACT COMPLIANCE


     The Company shall comply with all of the reporting requirements of the Exchange Act applicable to it (excluding Section 14 of the Exchange Act if not then applicable to the Company) and shall comply with all other public information reporting requirements of the Commission which are conditions to the availability of Rule 144 for the sale of the Ordinary Shares. The Company shall cooperate with the Investors in supplying such information as may be necessary for the Investors to complete and file any information reporting forms presently or hereafter required by the Commission as a condition to the availability of Rule 144.

10.  CONFLICT OF RIGHTS


     The Company has, in the past, granted to the Existing Shareholders registration rights that are superior to or at par with the registration rights granted hereunder. The Company shall not, after the date hereof, without the prior written consent of the holders of a majority of the Registrable Shares, grant any registration rights to holders of the Company's securities not having any registration rights on the date hereof that (i) prohibit the registration rights granted hereunder or limit the number of Registrable Shares sought to be included by the Investors hereunder or (ii) include the right to a demand registration, unless such right shall also be granted to the Investors. Notwithstanding the above, the Company shall be required to grant demand rights pursuant to sub section (ii) above only to Investors holding in the aggregate at the time of the demand no less than 150,000 Registrable Shares (as adjusted for any share combination or subdivision).

11.  TERMINATION

     This Agreement shall terminate and be of no further force or effect when there shall no longer be any Registrable Shares outstanding, provided that Sections 5 and 6 shall survive any termination of this Agreement. Without limitation to the above, no holder or Registrable Shares shall be entitled to exercise any right provided hereunder after ten (10) years following the date hereof.



12.  MISCELLANEOUS


     12.1. This Agreement shall bind and inure to the benefit of the Company and the Investors and, subject to Section 12.2, the respective successors and assigns of the Company and the Investors.



     12.2. An Investor may assign his rights hereunder to any purchaser or transferee of Registrable Shares; provided, however, that such purchaser or transferee shall, as a condition to the effectiveness of such assignment, be required to execute a counterpart to this Agreement agreeing to be treated as an Investor whereupon such purchaser or transferee shall have the benefits of, and shall be subject to the restrictions contained in, this Agreement as if such purchaser or transferee was originally included in the definition of an Investor herein and had originally been a party hereto.



     12.3. This Agreement and the other writings referred to herein or therein or delivered pursuant hereto or thereto, contains the entire agreement between each of the Investors and the Company with respect to the subject matter hereof and supersede all prior and contemporaneous arrangements or understandings with respect thereto. With the written consent of the holders of majority of the then outstanding Registrable Shares, the obligations of the Company under this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) or the Company and the Investors may enter into a supplementary agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement. Written notice of any such waiver, consent or agreement of amendment, modification or supplement shall be given to the Investors who have not previously consented thereto in writing.

     12.4. Any notice that is required or provided to be given under this Agreement shall be deemed to have been sufficiently given and received for all purposes, (i) when delivered in writing by hand, upon delivery; (ii) if sent via facsimile, upon transmission and electronic confirmation of receipt (and if transmitted and received on a non-business day, on the first business day following transmission and electronic confirmation of receipt), (iii) seven (7) business days (and fourteen (14) business days for international mail) after being sent by certified or registered mail, postage and charges prepaid, return receipt requested, or (iv) three (3) business days after being sent by internationally overnight delivery providing receipt of delivery, to the following addresses:

               if to the Company:

               B.O.S. Better On Line Solutions Ltd., Beit Rabin, 100 BOS Road, Teradyon Industrial Park, Misgav 20179, Israel attn.: Mr. Nehemia Kaufman, CFO, facsimile: (972) 4 999-0334, with a copy to Amit, Pollak Matalon & Co., NYP Tower, 17 Yitzhak Sadeh St., Tel-Aviv 67775 Israel attn: Yonatan Altman, Adv. Fax: (972) 3 561-3620; or at any other address designated by the Company to the Investors in writing;

               if to an Investor, to its address listed on Schedule 1 hereto or at any other address designated by the Investor to the Company in writing.


     12.5. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.


     12.6. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.


     12.7. This Agreement shall be construed in accordance with and governed by the internal laws of the State of Israel, without regard to conflict of laws provisions. Any dispute arising under or in relation to this Agreement shall be adjudicated in the competent court of Tel Aviv-Jaffa district only, and each of the parties hereby submits irrevocably to the exclusive jurisdiction of such court.



                  (REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.)

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first set forth above.



   B.O.S. BETTER ON LINE SOLUTIONS LTD.

   By:____________________________

        Name: ____________________

        Title: ___________________


   HILLSWOOD HOLDINGS LIMITED

   By:____________________________

        Name: ____________________

        Title: ___________________


   VAMOS INC.

   By:____________________________

        Name: ____________________

        Title: ___________________

                                   SCHEDULE 1


                                                            NO. OF           PRE-CLOSING HOLDINGS       POST-CLOSING HOLDINGS
                                         PURCHASE           SHARES            ------------------       -----------------------
INVESTOR'S NAME AND ADDRESS               AMOUNT           PURCHASED          Amount     Percent       Amount          Percent
---------------------------             ----------         ---------          ------     -------       -------         -------
HILLSWOOD HOLDINGS LIMITED              $  750,000          267,857           42,262       1.1%        310,119          7.44%
PO Box 3136, Akara Building,
Suite 8, Wickams Cay 1, Road Town
Tortola, BVI

Address:
Hillswood Holdings Ltd. c/o
Credit Suisse Trust Limited,
Guernsey Office, P.O. Box 122,
Helvetia Court, South Esplanade,
St. Peter Port, Guernsey, GY1
4EE, Channel Islands For the
attention of  Frank Robinson
Fax. 44 1481 726 218

                                                                             PRE-CLOSING HOLDINGS       POST-CLOSING HOLDINGS
                                                                              ------------------       -----------------------
VAMOS INC                               $   250,00           89,286            -----     -----         89,286          2.14%
c/o GISE
37 G. Sisini Street
Athens 115 28
Greece
Tel: + 30 210 725 8686
Fax: + 30 210 725 8685

With a copy to:

Mr. Chandran Gnanakuru, Director
Curzon Associates Ltd.
5th Floor, 12 Berkeley St
London W1J 8DT, United Kingdom
Tel: 44 (0) 20 7318 2901 (direct)
Fax: 44 (0) 20 7318 2949
Mobile: 44 (0) 7973 640043

Total                                   $1,000,000          357,143